UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42482

DECENT HOLDING INC.

4th Floor & 5th Floor North Zone, Dingxin Building
No. 106 Aokema Avenue,
Laishan District, Yantai, Shandong Province
People’s Republic of China 264003

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the extraordinary general meeting of shareholders of Decent Holding Inc. (the “Company”) to be held to consider and, if thought fit, approve (1) the Share Capital Change, (2) the Share Consolidation, (3) the adoption of the Fourth Amended and Restated Memorandum and Articles of Association, (4) the adoption of a new memorandum and articles of association upon each Share Consolidation and (5) if necessary, the adjournment of the meeting, attached hereto and incorporated by reference herein are the Notice of Extraordinary General Meeting and Proxy Statement and the Form of Proxy Card.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary Shareholder Meeting and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Decent Holding Inc.

Date: June 22, 2026	By:	/s/ Haicheng Xu
	Name:	Haicheng Xu
	Title:	Chief Executive Officer

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